Exhibit 3 – Material Changes
Form NRSRO – Annual Certification
March 2020

MORNINGSTAR | DBRS

This list reflects material changes made to the information or documents in DBRS's Form NRSRO during the previous calendar year.

Items 1, 3, 5 and 7

- Item 1(B)(ii) was updated to reflect other names under which DBRS's credit rating business is conducted and where it is used.

- Item 1 Certification reflects the signature of DBRS's newly appointed president.

- Item 3 was updated to reflect the addition of Morningstar Credit Ratings, LLC ("MCR") as a credit rating affiliate.

- Item 5 was updated to reflect how MCR's Form NRSRO and Exhibits 1 through 9 are made publicly and freely available on an easily accessible portion of MCR's corporate Internet website.

- Item 7(B) was updated to (1) reflect how MCR makes the credit ratings in the classes indicated in Item 7(A) of its Form NRSRO readily accessible for free or for a reasonable fee, and (2) provide a numerical breakdown of the outstanding credit ratings in asset classes determined by DBRS and MCR where MCR had outstanding credit ratings.

Exhibits 1 through 8

- Exhibit 1 provides separate transition and default tables for DBRS and MCR.

- Exhibit 2 was updated to (1) include a description of the process used by DBRS and MCR to select methodologies and analytics to determine credit ratings, and (2) a copy of MCR's Exhibit 2 was appended to DBRS's Exhibit 2.

- Exhibit 3 was updated by appending MCR's policies and procedures to prevent the misuse of material, nonpublic information.

- Exhibit 4 was updated to reflect changes to DBRS's organizational and management structure stemming from Morningstar, Inc.'s (the parent of MCR) acquisition of DBRS.

- Exhibit 5 was updated by appending MCR's Code of Ethics.

- Exhibit 6 was updated to include the conflicts of interest pertaining to credit ratings of both DBRS and MCR.

- Exhibit 7 was updated to include MCR's policies and procedures to address and manage conflicts of interest.

- Exhibit 8 was updated to include MCR's credit analysts within the information produced for credit analysts and the persons who supervise credit analysts.